UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MICRO MERGER SUB, INC.

(Offeror)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

John Croteau

President and Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffrey A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$265,483,403.55	$34,195

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (1) 43,343,199 outstanding shares of common stock, par value $0.01 per share (“Shares”), of Mindspeed Technologies, Inc. (“Mindspeed”), (2) 561,992 Shares subject to issuance pursuant to outstanding options exercisable under Mindspeed’s equity plans (other than Mindspeed’s Directors Stock Plan (“Directors Plan”)), (3) 200,000 Shares subject to issuance pursuant to outstanding options and other equity awards under the Directors Plan which will accelerate in connection with the transaction, (4) 260,651 Shares reserved for issuance under the Mindspeed’s Amended and Restated Employee Stock Purchase Plan, and (5) 8,205,129 Shares issuable upon the conversion of Mindspeed’s 6.75% Convertible Senior Notes due 2017, with such sum multiplied by the offer price of $5.05 per Share. The foregoing share figures have been provided by Mindspeed to the offerors and are as of November 15, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by .0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,195	Filing Party: M/A-COM Technology Solutions Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 19, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), and Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MACOM, with the Securities and Exchange Commission on November 19, 2013 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as provided below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

(a) The second sentence of the first paragraph in the subsection entitled “Certain Litigation Related to the Offer” of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and restated in its entirety as follows:

“Those cases were captioned Marchese v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00686181-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013) (the “Marchese Action”); Iacobellis v. Decker, et al., Case No. 30-2013-00686796-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); Pogal v. Mindspeed Technologies, Inc., et al., Case No. 9076-VCN (Del. Ch. Ct. Nov. 12, 2013); Hoffman v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687029-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Swain v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687498-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Miller v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687951-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 13, 2013); Durand v. Decker, et. al., Case No. 9080 (Del. Ch. Ct. Nov. 14, 2013); Tassa v. Mindspeed Technologies, Inc., et al., Case No. 9096 (Del. Ch. Ct. Nov. 15, 2013); Feuerstein v. Mindspeed Technologies, Inc., et al., Case No. 9101 (Del. Ch. Ct. Nov. 18, 2013); Hoffman v. Mindspeed Technologies, Inc., et al., Case No. 9105 (Del. Ch. Ct. Nov. 19, 2013) (the “Hoffman Action”); and Vinciguerra v. Mindspeed Technologies, Inc., et al., Case No. 9107 (Del. Ch. Ct. Nov. 20, 2013).”

(b) The information set forth in the subsection entitled “Certain Litigation Related to the Offer” of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following text to the end of the section:

“On November 22, 2013, an amended complaint was filed in the Hoffman Action. The amended complaint includes similar allegations to the original complaint, along with claims that the Schedule 14D-9 included misstatements or omissions of material facts. On November 25, 2013, a motion for preliminary injunction was filed in the Delaware Court of Chancery in the Hoffman Action. On December 3, 2013, all of the complaints filed in the Delaware Court of Chancery were consolidated (the “Delaware Actions”). On December 4, 2013, the Delaware Court of Chancery set a schedule for the briefing of the preliminary injunction motion in the Delaware Actions and a hearing was scheduled for December 11, 2013.

On December 6, 2013, plaintiffs in the Delaware Actions filed their brief in support of a motion to enjoin the proposed Merger. While Mindspeed, MACOM, Purchaser and the other defendants (collectively, the “Defendants”) believe that all of the lawsuits are without merit, and the Defendants specifically deny the allegations made in the lawsuits and maintain that they have committed no wrongdoing whatsoever, to permit the timely consummation of the Merger, and without admitting the validity of any allegations made in the lawsuits, the Defendants have concluded that it is desirable that the Delaware Actions be resolved. On December 9, 2013, the Defendants’ and plaintiffs’ counsel in the Delaware Actions entered into a memorandum of understanding to settle the Delaware Actions and to resolve all allegations which were brought or could have been brought by the purported class of Mindspeed shareholder plaintiffs. The proposed settlement, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the proposed Merger. There can be no assurance that the settlement will be finalized or that the Delaware Court of Chancery will approve the settlement. In exchange for the releases, Mindspeed has agreed to provide additional supplemental disclosures concerning the Offer as reflected in Amendment No. 3 to the Schedule 14D-9 filed with the SEC on December 10, 2013, which supplement the information provided in the Schedule 14D-9. The motion for a preliminary injunction was withdrawn and the hearing vacated in the Delaware Actions.

On November 27, 2013, the Defendants and the plaintiffs in each of five actions filed in the California Superior Court for Orange County signed a stipulation to consolidate the actions into the Marchese Action. On December 5, 2013, an amended complaint was filed in the Marchese Action. The amended complaint includes similar allegations to the original complaint along with claims that the Statement included misstatements or omissions of material facts. On December 5, 2013, plaintiffs filed an ex parte application for an order shortening time in which to bring a motion for expedited discovery, which was denied on December 6, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2013

MICRO MERGER SUB, INC.

By:	/s/ John Croteau
Name: John Croteau
Title: President and Chief Executive Officer

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ John Croteau
Name: John Croteau
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 19, 2013.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on November 19, 2013.

(a)(5)(A)	Press release issued by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(a)(5)(B)	Slide Presentation, dated November 5, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(C)	Transcript of Investor Conference held by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.2 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(D)	Presentation to Mindspeed Employees, dated November 6, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(E)**	Press release issued by MACOM on November 26, 2013.

(b)(1)	Amended and Restated Credit Agreement, dated as of September 26, 2013, among MACOM, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on September 30, 2013).

(b)(2)	Amendment No. 1 to Amended and Restated Credit Agreement, dated November 5, 2013, among MACOM, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2013, among MACOM, Purchaser and Mindspeed (incorporated by reference to Exhibit 2.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(2)*	Confidentiality Agreement, dated as of August 19, 2013, between MACOM and Mindspeed.

(d)(3)*	Exclusivity Agreement, dated as of October 4, 2013 and as amended on November 1, 2013, between MACOM and Mindspeed.

(d)(4)*	Non-Competition and Non-Solicitation Agreement, dated as of November 5, 2013, among MACOM, Mindspeed and Najabat Hasnain Bajwa.

(d)(5)*	Offer of Employment Letter, dated as of November 5, 2013, between M/A-COM Technology Solutions Inc. and Najabat Hasnain Bajwa.

(d)(6)	Amendment No. 2 to Section 382 Rights Agreement, dated as of November 5, 2013, between Mindspeed and Computershare Shareowners Services LLC (as successor in interest to Mellon Investor Services, LLC) (incorporated by reference to Exhibit 4.1 to Mindspeed’s Current Report on Form 8-K/A filed on November 14, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on November 19, 2013.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 26, 2013.